UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.
(Name of Subject Company (Issuer))

CHARLIE ACQUISITION CORP.
(Offeror)
A Wholly-Owned Indirect Subsidiary of

H. LUNDBECK A/S
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

163428105
(CUSIP Number of Class of Securities)

Mette Carlstedt
Group Senior Vice President – Corporate Legal & General Counsel
H. Lundbeck A/S
Ottiliavej 9
DK-2500 Valby
Denmark
+ 45 36 30 13 11
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Faiza J. Saeed, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$687,152,412.50	$88,505.23

(1)
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee.  The transaction valuation was determined by multiplying (x) $7.94 (which is the sum of (A) the closing cash consideration of $6.44 per share and (B) $1.50 per share, which is the maximum amount payable with respect to the contingent value rights) by (y) the sum of (A) 78,935,852, the number of shares of common stock issued and outstanding, plus (B) 7,607,273, the number of shares of common stock issuable pursuant to outstanding stock options. The foregoing figures have been provided by Chelsea and are accurate as of May 16, 2014, the most recent practicable date.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $88,505.23	Filing Party: H. Lundbeck A/S and Charlie Acquisition Corp.
Form of Registration No.: Schedule TO	Date Filed: May 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Charlie Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of H. Lundbeck A/S, a Danish corporation (“Lundbeck”), and (ii) Lundbeck. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 23, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock of Chelsea Therapeutics International, Ltd., a Delaware corporation (“Chelsea”), par value $0.0001 per share (“Shares”), for (a) $6.44 per Share, net to the seller in cash, without interest, plus (b) one non-transferable contingent value right per Share, which represents the contractual right to receive a cash payment of up to $1.50 per Share upon the achievement of certain sales milestones, in each case subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on June 20, 2014 (one minute after 11:59 P.M., New York City time, on June 20, 2014). The Offer was not extended. The Depositary has advised that, as of the expiration of the Offer, 49,436,852 Shares, representing approximately 62.5 percent of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer.  In addition, Notices of Guaranteed Delivery had been delivered for 12,775,214 Shares, representing approximately 16.1 percent of the Shares issued and outstanding as of the expiration of the Offer.  The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Tender Condition. As the Minimum Tender Condition and each of the other conditions of the Offer have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Lundbeck completed its acquisition of Chelsea by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Chelsea in accordance with Section 251(h) of the DGCL. At the Effective Time, (x) Purchaser was merged with and into Chelsea, with Chelsea continuing as the Surviving Corporation and a wholly-owned indirect subsidiary of Lundbeck, and (y) each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Lundbeck, Purchaser, Chelsea (or held in Chelsea’s treasury) or by any direct or indirect wholly-owned subsidiary of Lundbeck, Purchaser or Chelsea, all of which were cancelled without any conversion thereof or consideration paid therefor, and (ii) Shares owned by any stockholder of Chelsea who was entitled to demand and properly demanded appraisal rights pursuant to Section 262 of the DGCL) was cancelled and converted into the right to receive the Offer Consideration, subject to any required withholding of taxes. The Shares will no longer be listed on the NASDAQ Capital Market.

On June 23, 2014, Lundbeck issued a press release announcing the expiration and results of the Offer. The press release is attached as Exhibit (a)(5)(F) hereto, and is incorporated herein by reference.

On June 23, 2014, Lundbeck entered into the CVR Agreement with Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(F)	Press Release issued by H. Lundbeck A/S on June 23, 2014.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2014

H. LUNDBECK A/S

By:	/s/ Ulf Wiinberg
Name: Ulf Wiinberg
Title: Chief Executive Officer

CHARLIE ACQUISITION CORP.

By:	/s/ Staffan Schüberg
Name: Staffan Schüberg
Title: President

Exhibit Index

Exhibit	Exhibit Name
(a)(5)(F)	Press Release issued by H. Lundbeck A/S on June 23, 2014.*

* Filed herewith.